Exhibit 99

AEGON completes repayment to Dutch State

•	Final payment to the Dutch State amounts to EUR 1.125 billion:

•	EUR 750 million for repurchase of 187.5 million convertible core capital securities

•	EUR 375 million premium

AEGON today fulfils its key objective of repurchasing all of the EUR 3 billion core capital securities issued to the Dutch State at the height of the financial crisis in 2008. The Dutch Central Bank (DNB) has given its consent to AEGON’s repurchase of EUR 750 million of core capital.

The total amount AEGON has paid to the Dutch State amounts to EUR 4.1 billion. Of this amount, EUR 3 billion covered the original issue of core capital securities, while an additional EUR 1.1 billion was paid in premium and interest. With the repayment completed, the company will now focus on carrying out its strategy to deliver sustainable earnings growth with an improved risk-return profile.

“AEGON has turned a decisive corner and is today a significantly transformed company,” said CEO Alex Wynaendts. “Over the past three years, we have implemented a broad range of strategic actions to create a more focused, cost and capital efficient organization, with a strong balance sheet and a substantially reduced risk profile. In addition, we have divested or put into run-off a number of businesses that did not meet our risk/return profile and which we concluded would not contribute to AEGON’s growth prospects. We are now in a much better position to continue to put AEGON’s considerable expertise and resources to work for our 40 million customers in Europe, the Americas and Asia.

“It has been our top priority to complete the repurchase of the capital securities issued to the Dutch State at the earliest opportunity. We are grateful to the Ministry of Finance and Dutch Central Bank for their support during the period of extreme economic turmoil and uncertainty that AEGON faced and successfully weathered. We are also grateful to our business partners and many customers for their continued confidence in AEGON. With the repayment to the Dutch State now completed, we have set our sights toward capturing the substantial opportunities for our core business of life insurance, pension and retirement services and asset management.”

About AEGON

As an international life insurance, pension and asset management company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ approximately 27,000 people and have some 40 million customers across the globe.

Contact information

Media relations:

Greg Tucker

+31(0)70 344 8956

gcc-ir@aegon.com

Investor relations:

Willem van den Berg

+31 (0)70 344 8305

877 548 9668 – toll free USA only

ir@aegon.com

www.aegon.com

Key figures - EUR	Q1 2011	Full year 2010
Underlying earnings before tax	414 million	1.8 billion
New life sales	501 million	2.1 billion
Gross deposits	7.4 billion	33 billion
Revenue-generating investments (end of period)	400 billion	413 billion

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•

Lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital we are required to maintain;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

•	The non-fulfillment of the conditions precedent underlying the agreement to divest Transamerica Reinsurance.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.